September 20, 2006

Mail Stop 4561

Mr. Frederick A. Huttner
Chief Financial Officer
Tradestar Services, Inc
3451-A Candelaria NE
Albuquerque, NM 87107

RE: **Tradestar Services, Inc.**
Form 10-KSB for the fiscal year ended December 31, 2005
Filed May 31, 2006
Forms 10-QSB for the quarterly periods ended March 31, 2006 and June 30, 2006
File No. 0-51229

Dear Mr. Huttner:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant